Exhibit 21.1

Maui Land & Pineapple Company, Inc.—Subsidiaries

As of December 31, 2025

Name	State of Incorporation	Percentage of Ownership
Maui Pineapple Company, Ltd.	Hawai‘i	100
Kapalua Land Company, Ltd.	Hawai‘i	100
Kapalua Realty Company, Ltd.	Hawai‘i	100